Exhibit (a)(5)(c)
Final Transcript
Conference Call Transcript
SAP — SAP to Acquire Sybase, Inc.
Event Date/Time: May 12, 2010 / 09:30PM GMT

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Final Transcript
May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
CORPORATE PARTICIPANTS
Stefan Gruber
SAP — IR
Bill McDermott
SAP — Co-CEO
Jim Hagemann Snabe
SAP — Co-CEO
Werner Brandt
SAP — CFO
Vishal Sikka
SAP — Executive Board Member
John Chen
Sybase — Chairman and CEO
CONFERENCE CALL PARTICIPANTS
Ross MacMillan
Jeffries & Company — Analyst
Phil Winslow
Credit Suisse — Analyst
John DiFucci
JPMorgan — Analyst
Martin Ottomeyer
Financial Bank — Analyst
Jonathan Tseng
Merrill Lynch — Analyst
PRESENTATION

Operator
Good day, and welcome to the SAP Investor and Media conference call. For your information, this call is being recorded. At this time I would like to hand the call over to Stefan Gruber. Please go ahead.

Stefan Gruber — SAP — IR
Yes, good evening or good afternoon. This is Stefan Gruber, head of IR, SAP. Thank you for joining us to discuss today’s announcement of SAP’s acquisition of Sybase. I am joined by Bill McDermott, Co-CEO, Jim Hagemann Snabe, co-CEO, Werner Brandt, CFO, Vishal Sikka, Member of the Executive Board, and John Chen, Chairman and CEO of Sybase.
Before we begin the call I will read a few preliminary legal notices. The tender offer for shares of Sybase described in this conference and the press release has not yet commenced. The press release we issued earlier today is neither an offer to purchase nor a solicitation of an offer to sell securities.
At the time the tender offer is commenced, SAP will file a tender offer statement including an offer to purchase, letter of transmittal, and related tender offer documents with the US SEC. And Sybase will file with the SEC a solicitation recommendation statement with respect to the offer. Stockholders of Sybase are strongly advised to read the tender offer statement and the related solicitation recommendation statement because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

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May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
The tender offer statement and certain other offer documents as well as the solicitation recommendation statement will be made available to all stockholders of Sybase at no expense to them. These documents will be available at no charge on the SEC’s website.
In addition, this call may include forward-looking statements that involved risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Sybase, it’s key executives, and its employees within SAP following the close of these transactions. Actual events or results may differ materially from those described in the release and in this call due to a number of risks and uncertainties detailed in documents filed or furnished by Sybase and SAP with the SEC including those discussed in Sybase’ quarterly report on Form 10Q for the quarter ended March 31, 2010 and SAP’s annual report on Form 20F as well as the press release issued today, each of which is or will be on file with the SEC and available at the SEC’s website.
Neither SAP nor Sybase is obligated to update these forward-looking statements to reflect events or circumstances after today’s call.
Before turning it over to our speakers, let me say that we will be limiting this call to about 40 minutes. And also I would like to ask you to limit your questions to the acquisition announcement we have made today. Let me now turn the call over to Bill McDermott.

Bill McDermott — SAP — Co-CEO
Thank you, Stefan. And welcome, everybody. We are pleased to announce our plan to acquire Sybase. This is a strategic moment for SAP, for Sybase, our customers, and the IT industry. This acquisition is about accelerating growth for both businesses. This transaction is fully aligned with our strategic objective to significantly expand our addressable market, opening up new opportunities in mobility, in memory computing, and analytics. It is also a sound financial move as both companies are growing, have high margins, and are strong in the area of free cash flow.
For customers, the powerful combination of SAP and Sybase will help companies better harness today’s explosion of data. Companies need to deliver information and insight in real time to business consumers wherever they work so they can make faster and better decisions. This will literally connect the shop floor to the corner office, unlocking substantial business value from existing technology investments. We call this innovation without disruption.
The combination will also accelerate innovation for both companies. Sybase’s core business will benefit from SAP’s breakthrough in-memory computing technology. SAP will extend our industry leading business applications and analytics to billions of mobile users. As a result of this transaction, SAP will be the only company enabled to deliver a full suite of enterprise software and next generation business intelligence on any device at any time, fully harnessing the power of Sybase’s industry leading mobile platform.
We see a huge emerging market for the real-time, unwired enterprise. With this strategic move, SAP becomes the number one provider in this market, a significant first mover advantage for our strategic growth ambitions. From an industry perspective, we will leverage Sybase’s strength in financial services, telecommunications, and public services to build upon the strong performances in our focus industries.
From a geographic perspective, Sybase has a strong global footprint including the Asia Pacific region which happens to be the fastest growing market for mobile users. In fact, mobile enterprise applications will play a key role in the global economic development of emerging markets like China where mobile phones outnumber fixed line phones today.
Because customers value choice, we will continue to innovate the product portfolios of both companies while also continuing to support the leading database vendors in the marketplace. This acquisition will also expand opportunities for our joint ecosystems. Software and implementation partners can capture new opportunities by innovating on Sybase’s open and market leading mobile platform.
Our demonstrated success with the SAP Business Objects transaction has proved our capabilities in leveraging the benefits of large scale transactions. We believe that the acquisition of Sybase will be even easier to do as we will run the business as a wholly owned subsidiary of the SAP group, allowing its brand to flourish in the market and at the same time benefit significantly from the crown jewels of both companies, our ecosystems, and our joint global reach.
We have very complementary cultures. Both have a deep rooted respect for people, engineering expertise, innovation, and customer success. The two companies have a proven track record in working together as partners in the area of mobile enablement and there is a strong relationship at the executive level.

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May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
I will conclude my remarks by stating that this acquisition is about winning in this dynamic marketplace. We are resolute in our commitment to the success of our mutual customers, partners, and employees. This is about being bold and innovative. It’s about creating an amazing growth company. We warmly welcome my good friend John Chen, his management team, and all the talented Sybase employees to Team SAP. Over to you, Jim.

Jim Hagemann Snabe — SAP — Co-CEO
Thank you, Bill. And welcome everybody to this exciting moment. We always said that we would use M&A to move ourselves strategically forward and not just by market share. This acquisition falls right in line with our three pillar strategy of on-premise, on-demand, and on-device software. We are already the leader in on-premise software with SAP Business Suite. We are expanding into on-demand with the launch of SAP Business By Design later this year and on-demand for large enterprises. And we expect to become the leader in this pillar as well, helping to move more users and revenue for SAP.
Now, with the acquisition of Sybase, we will secure our leadership in on-device, further cementing our ability to bring information to users anytime, anywhere, and on any device. As mobile applications for consumers have changed the world, the way people live and communicate, mobile applications for the enterprise will have an equal profound impact in the way they work. We want to make sure that SAP solutions can be accessed from all leading mobile devices. The acquisition of Sybase will allow us and our partners to do just that. But now much faster and with less complexity as Sybase’s unwired platform plus together various mobile offerings into one platform.
A key of this acquisition for SAP is Sybase’s heterogeneous open platform that is device independent. This is important for us because it adheres to the open standards of SAP. Therefore, with this acquisition we remain database, platform, and hardware agnostic.
As you know, Sybase is also a major player in the standalone database business and has a long list of database customers. We will continue to innovate the database and grow the license and maintenance revenue stream coming from it. Moreover, with the database business comes technological know how and market leadership in an area of column storage databases which is used for advanced analytics. This compliments the in-memory technology that we in SAP are using to provide real real-time analytics. This way Sybase will help us accelerate the delivery of a next generation platform for business intelligence and planning optimizing applications.
In closing, we see great potential in combining the leader in business applications with the leader in mobility. Not only do we see great potential in combining the IP of Sap and Sybase, we also see a strong cultural fit and solid robust engineering combined with the desire to innovate for our customers.
I would like now to turn over to Vishal.

Vishal Sikka — SAP — Executive Board Member
Thank you very much, Jim. We see the world going mobile and becoming (inaudible) connected. This is an unmistakable shift that is happening and it is a profound shift. We see the mobile Internet as roughly ten times larger than the desktop Internet and we see upcoming innovations of business workers that are completely connected and are mobile. They work and communicate in real-time and we see entire economies going mobile as emerging markets and countries leapfrog the wired technologies to go directly to an unwired economy.
Business applications, corporate applications, access from mobile devices such as Smart Phones and PDAs are growing at a cumulative growth rate of around 43%. There are already more than a billion mobile workers using mobile devices around the world and about a quarter of these are information workers. With Sybase, we see a unique opportunity to dramatically accelerate our presence in mobility. We can untether and mobilize every single deployment that we have of core SAP products as well as the SAP Business Objects and analytical products.
The opportunity that we see to unwire and liberate these business workers to conduct their business from anywhere while (inaudible) experiences on modern mobile devices is an extraordinary opportunity for us and with Sybase, this opportunity is within our reach. We can enable the next generation enterprises that are real-time, mobile, and connected, and we can leverage the existing investments that our customers have made without disruption in doing so.
At SAP over the last year we have built a breakthrough in memory computing technology. This technology promises revolutionary benefits to our products. It is already impacting our analytical products with Business Warehouse Accelerator and SAP Business Objects Explorer, and over

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May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
time, we see this technology as revolutionizing every single one of our products. It is our foundation technology and we will continue to develop and expand this. We will bring our in-memory technology and our capabilities to Sybase databases as well as Sybase’s complex information processing technology and we expect to bring significant advances to Sybase’s products in this area.
However, the Sybase products will continue to grow, evolve, and operate independently from SAP’s traditional platform as well as our traditional application platform. So simultaneously, we will continue to support our traditional database partners for our applications including Microsoft and IBM.
SAP has a diverse ecosystem horizontally and vertically in all layers of the stack and in all aspects of our business. Our complete unequivocal commitment to this ecosystem continues. With regard to mobility, Sybase will be our mobile platform. We will support all mobile UI technologies with this platform. The RIM, the blackberry devices, Microsoft with Windows, Google with the Android devices, and Apple iPhone, iPad, and others. In addition, the Sybase mobile applications and existing SAP mobile applications will be delivered together. In some cases the mobile UI vendors have their own middleware and platform (inaudible). For example, the Blackberry enterprise server from RIM or Microsoft Exchange from Microsoft, and we will work with these partners and give our customers the choices that they can make to work the right deployment options for them. I will now hand it over to Werner.

Werner Brandt — SAP — CFO
Thank you, Vishal. SAP is buying a strong business. Sybase is the leader in their area of product and technology and from the financial perspective they are a growing and highly profitable business. The transaction is expected to close in July 2010 and be immediately accretive to SAP’s earnings per share on a non-IFRS adjusted basis. We expect the combination to deliver synergies for both revenue enhancements and, to a lesser degree, realization of cost efficiencies.
Details of the tender offer can be found in the press release issued today and the complete offer documents in accordance with US law will be submitted tougher with further details of the offer to the US Securities and Exchange Commission.
Following the close of the offer, our primary focus will be to drive merger related revenue and again, to a lesser extent, cost synergies. We plan to operate Sybase as a separate business unit with SAP name Sybase, an SAP Company. Sybase’s management team will continue to run the business. The SAP executive board plans to propose to the supervisory board to appoint the chairman and CEO of Sybase, John Chen, to SAP’s executive board. We will provide more details on merger integration as we move forward. Now we will have comments from John Chen. Welcome, John.

John Chen — Sybase — Chairman and CEO
Thank you, Werner, thank you. And I’m very honored, very pleased to be able to join this great team here. And certainly extremely excited. I know a lot of you have a lot of questions, so I’d like to be brief with the comments. I think all the previous colleagues here have already spoken to the rationale as well as the opportunity ahead of us. As Werner mentioned earlier, we have built a very strong fundamental business at Sybase. Sybase has been very consistent in the business execution. We produced 23 quarters of revenue growth and 23 consecutive quarters of exceeding the street expectation on earnings. And in fact Sybase has recorded ten consecutive record quarters in revenue, profitability, and cash growth.
Over the last five years, Sybase has been able to increase our top line by 9% on revenue annually and have expanded the non-GAAP operating margin from 18% five years ago to 30% last year. In addition, the business generated $384 million in cash from operations.
Bill and Jim and Vishal all made good references to the profound change in the landscape of the introduction of the widespread adoption of mobile technologies. Sybase identified these key trends of mobility and analytics back in 2003 and in response to these trends we have been aggressively invested in these opportunities. This happened to result in the unwired enterprise strategy that have became the foundation of the Sybase growth from 2003 to today.
In 2003, as most of you know, the mobility was in its infancy and the market was not proven. But by embarking on this strategy, we took a risk and have been gratified that the market has indeed proven to be as dynamic as we have envisioned. Clearly we are now mobility pioneers and as a result today we enjoy a position as technology and market leader.
This year we expect to surpass $400 million in revenue for our mobility business We are also recognized as mobile technology leaders by key industry analysts such as Gartner, IDC, and Forrester. And we, like Vishal had pointed out, we work closely with many platform vendors

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May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
including Apple, RIM, Google, as well as Microsoft. As a matter of fact, as you already know, we released earlier this year with SAP, Sybase CRM for SAP on the iPhone and Windows mobiles and we demonstrated that also on the iPad. We will make that also available at RIM and the RIM device and the Android device within the next 12 months.
A little known fact that we, Sybase also owns and now SAP owns and operates a network capable of reaching 4 billion mobile subscribers through a network of about 850 to 900 operators connected. We deliver roughly about 1.5 billion messages per day over this network, making us the global leader in inter-operator message services which includes such protocol as SMS that you all know very well, MMS, GRS, a global data roaming, and IPX. The later two will be very instrumental to our joint mission here in mobilizing applications.
While we have concentrated a lot of our discussion today on mobility, I would be remiss if I did not talk about the data management capabilities. Sybase recorded roughly about $800 million a year in US dollars per year in the database business. We have about 10,000 enterprise customers around the world. We were able to grow the database license by 22% in 2009 and 28% in 2008 while most of our competitors struggled during the same period of time. We have seen not only growing in the traditional transactional database business, we have also experienced robust growth in our analytics business. Today we have over 2,500 customers doing advanced analytics using our column oriented analytic servers which I think Jim had mentioned a little bit.
Sybase commitment and growth potential in the database market is not only to increase as a result of this transaction, it’s to being together technologies and market reach of the two great companies.
Let me summarize this. The combination is very exciting obviously. It’s a transformational move in the software industry. I firmly believe that the principal behind this transaction is growth. And specifically SAP in their new technology in combination with Sybase and the SAP (inaudible) technology, will indeed revolutionize how transactional and analytical applications are built. It will benefit all businesses out there.
Further, by combining the market leader in enterprise applications with the market leader in enterprise mobility, companies around the world will be able to run their business from many devices. This will definitely drive a new way of enterprise productivity. This combination, SAP and Sybase, will be able to provide software and services offering, enable companies to transform their business in an increasingly data consumer and mobile centric world. I’m very optimistic that we could achieve growth in revenue as the combination and market leadership as we bring these two very strong and complementary technologies together and also leverage our respective more key customer bases. I would like to now turn it back to Stefan to conduct the question and answer session.

Stefan Gruber — SAP — IR
Thank you, John. I will hand it back to the Operator. Operator, we are ready to start with the Q&A session.
QUESTION AND ANSWER

Operator
Thank you, Sir. (Operator Instructions). Ross MacMillan, Jeffries.

Ross MacMillan — Jeffries & Company — Analyst
Thanks a lot. Congratulations on the deal. I guess I understand the mobile assets and I understand bringing the IQ Analytic server to SAP. What I understand less is the kind of core ASE database business that’s a fairly sizable, at least 50%, of Sybase’ revenues. SAP was in the database business and got out of it. You’re obviously buying limited market share, and even on the in-memory side I think Sybase had obviously recently released in-memory for ASE. So could you maybe just talk to the plan around the kind of core ASE relational database business? Thanks.

Vishal Sikka — SAP — Executive Board Member

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May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
This is Vishal Sikka and let me address this question. Clearly the ASE product from Sybase is one of the leading database products in the market, especially for customers in the financial industry and several other industries. We expect to support this database as one of the supported databases within our core applications. We do expect over time to bring significant value from our in-memory innovations around in-memory data management technologies to the products that Sybase has, including the ASE product. From what we have learned, having talked to our Sybase colleagues, the acquisition of (inaudible) database is an in-memory growth store which is particularly useful in the (inaudible) situation as well as in transactionally intensive situation.
However, in addition we believe that in-memory column stores have a dramatic opportunity to revolutionize the way analytical applications are done including inside relational databases. We believe that over time the ASE product from Sybase as well as the IQ product from Sybase will take advantage of these technologies that we have pioneered at SAP.
Within the IQ product, the on disk column store the IQ product has had for more than 15 years is something that we believe is a natural compliment to the in-memory computing technology that we have developed at SAP.

Stefan Gruber — SAP — IR
John, would you care to comment on that as well?

John Chen — Sybase — Chairman and CEO
Yes, thank you. So when we first talked about this potential coming together, this was actually a question on everybody’s mind. And on both team’s mind. And after we researched that, we realized that the next generations database technology, if we could combine the in-memory database core that SAP had put together with the ASE interfaces, and potentially we could actually combine IQ into it, that will really become an industry leading product. So I obviously have high hopes for ASE to continue and to grow. I would also have high hopes for IQ to take advantage of that. So this potentially could be a very strong growing segment of the business.
In addition to that, where Sybase has not enjoyed a big percentage of market share, but two things I’d like to point out. Where we play, we play well. We are the number one in investment banking world and in most of the financial world, stock exchanges, and insurance companies. As you probably know very well. And the other one is that in the last number of years, because of our technology and the structure of our architectures, we have been growing faster than anybody else in the industry. So we actually believe, especially in the emerging markets, we’re extremely, extremely competitive. The last set of data I know is Sybase enjoyed roughly about 18% database market share in China. And so that is something that I think we as a collective company could continue to serve and exploit especially in the southeast Asia area. So anyway, those are some of my thoughts. But it will be a good growth engine including the ASE and there will probably be development going forward.

Stefan Gruber — SAP — IR
Thank you. Let’s take the next question please.

Operator
Phil Winslow, Credit Suisse.

Phil Winslow — Credit Suisse — Analyst
Hi, guys, congratulations on the deal. Two quick questions. First, when you think about what you guys are doing here, essentially trying to build out, for lack of a better word, a blue stack, having the applications layer and now the database layer, how should we think about SAP’s commitment going forward to the middleware layer? And then Werner, wondering if you could give us some of the terms of that 2.75 billion Euro offering, just what the rate is, etc. Thanks, guys.

Jim Hagemann Snabe — SAP — Co-CEO

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May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
Maybe I can start that off, and Vishal you can chip in as well. I think it’s very important to make a clear statement that we fundamentally don’t believe in buying the entire stack. We actually believe in choices for companies and we believe in focusing our attention on the right layers of the stack. Why do we have this belief? Fundamentally we believe that the stack as we know it today is being changed. You see hardware moving into the cloud and you see databases moving into memory. And this gives us opportunity for us to change the shape of that stack and move our strategic position forward. And this acquisition is clearly one that allows us to do that. Combining applications and data closely gives us huge advantages because that significantly increases the value proposition for our customers. So just wanted to say that we are not trying to and we don’t believe in buying the entire stack. Maybe, Vishal, you can comment as well?

Vishal Sikka — SAP — Executive Board Member
Sure. Thanks, Jim. We believe that the middleware as you referred to of the platform for enterprises is expanding from the traditional platform to also add mobility to it as well as the real-time in-memory development capabilities to it. So we see NetWeaver as our platform for enterprises as becoming the traditional platform plus mobility plus the in-memory development management capability to not only connect the enterprises to consumers and users wherever they are on mobile devices, like Bill said, from the corner office to the shop floor, but we also see that this platform of the future, NetWeaver of the future with mobility and in-memory capabilities integrated inside it as a platform that can connect businesses across the globe in a global data network.

Werner Brandt — SAP — CFO
On the financing on the $2.75 billion credit facility, if you look to this one we have an average interest rate of roughly 2.4% over a term of two years.

Phil Winslow — Credit Suisse — Analyst
Perfect. Thanks, guys.

Stefan Gruber — SAP — IR
Thank you, let’s take the next question please.

Operator
John DiFucci, JPMorgan.

John DiFucci — JPMorgan — Analyst
Thank you. So you’re saying that you don’t believe in selling the whole stack and that all, that’s sort of how you’ve been telling it up until now. But regardless of all that, and I realize that Sybase’s database, ASE, the transactional database, is mostly on custom applications. They really made a choice long ago not to really embrace the package applications market. But even today, can you just tell us how much of your new sales today are on Sybase’s ASE? How much is that and do you expect that even if you’re not pushing the whole stack to change going forward?

Stefan Gruber — SAP — IR
John, would you like to comment on that?

John Chen — Sybase — Chairman and CEO
Yes, sure. Hi, John. I guess you can understand why I won’t be there on Monday, right, in Boston? Okay, I’m sorry. Moving along, let me answer the question this way. I obviously as you pointed out, we did not have a strategy that connect with the package applications. And so we virtually

Final Transcript
May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
have very little business on the SAP R3 platforms. We do have businesses that have enjoyed connecting IQ and NetWeaver. Not very big numbers at this point, but going forward, as we combine, together we will be finding opportunity in those areas.
And I think the product roadmap questions you have, you ought to stay tuned. I think we’ll let the engineering team get together and figure out what’s best for the customers and what’s best for the market. SAP has many database customers or partners that they have great relationships with and I’m sure that it’s to the best interest of the combined companies to continue to serve that. So we will be sensible in that and I think at the end of the day and, John, you know me very well and I think you know the SAP team well, too. At the end of the day we’re going to serve what the customer wants.

John DiFucci — JPMorgan — Analyst
That’s very clear, I appreciate that.

Vishal Sikka — SAP — Executive Board Member
Perhaps if I can add to this, the decision to not support the Sybase, traditional Sybase database on the SAP application was a decision that was our chairman and founder, Hasso Plattner’s many, many years ago before John came to Sybase. Sybase IQ is, like John said, a supported database for our Business Objects applications as well as in some parts of NetWeaver. As to the database support issue in general, like I said earlier in my remarks, we do continue to support other databases from our partners. From Microsoft, IBM, Oracle, others. By contrast, the other stacks out there in the industry do not have such a support from multiple databases on their original applications.

John DiFucci — JPMorgan — Analyst
Okay, thank you. And just a quick follow up if I could on that. Just on — we’ve heard a lot about the in-memory database and in-memory computing coming out of SAP and it’s been very interesting conversation. But does this in itself marginalize the position of the traditional I guess relational database? Or is just incremental on top of that? I would expect that you still need a data store where the data is stored — it’s a persistent data store versus the in-memory. Is that assumption true?

Vishal Sikka — SAP — Executive Board Member
The traditional databases that we are talking about are in completely different industries. Therefore it does not marginalize this at all. We see this as a tremendous opportunity for growth across the board. We do believe that the in-memory capability will ultimately impact all data management technology and we are very excited about that. However, databases are a very mature product in the enterprise stack and given their competencies in different industries across the different products, we believe that this is a highly synergistic opportunity for us.

John DiFucci — JPMorgan — Analyst
Thank you very much. It’s very helpful.

John Chen — Sybase — Chairman and CEO
Hey, John, this is John Chen. Let me add one thing. This is a question almost like the same question regarding will UNIX, have UNIX killed the mainframe? I think there is, like Vishal had said, that we have very strong needs in the market for relational databases, the persistence store that you talked about, and we certainly see mixed new forms of high real-time needs, applications will require a different type of data store structures. And then of course the hardware prices moved and the recovery prices moved. So all that becomes equations of how the customers pick it. I think one good thing about us here in combination is we’re probably going to span this entire spectrum and be able to offer that anywhere from persistence store even on a device to all the way to a mainframe class persistence store or everything in-memory.

John DiFucci — JPMorgan — Analyst

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May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.
Well thank you, John. Thank you, gentlemen. Appreciate the responses. And John — congratulations to all of you. And John, we’ll really miss you on Monday. Take care.

Stefan Gruber — SAP — IR
Thank you, let’s take the next question please.

Operator
Martin [Ottomeyer], Financial Bank.

Martin Ottomeyer — Financial Bank — Analyst
Yes, hi, thanks. Two questions if I may. The first one is about synergies. Could you give us some impression about do you plan any debt reductions or do you see any accelerating of your business because of the transaction? And the second one, sorry for asking that again, but as far as I understand, the SQL or relational database of Sybase isn’t supported by Business Suite today. To be clear, do you want to change that and support Sybase’s relational database like Oracle and DB2 for the Business Suite?

Jim Hagemann Snabe — SAP — Co-CEO
Let me take the last one first and then we can talk about the synergies and to just make it very clear, we will engage in an effort to make sure the Sybase database can be supported in our Business Suite as well and we think that’s a relatively simple thing to do and we will get that done. But that does not change our philosophy to offer choice for the customer.

Werner Brandt — SAP — CFO
Regarding the synergies, we are talking here about top line synergies, the revenue synergies, and to a lesser degree cost synergies which will come from some areas on the back office side but not a lot. This is really driven by growth capturing out of the different areas we discussed before on the top line.

Martin Ottomeyer — Financial Bank — Analyst
Okay, but with supporting the tribase database, SQL database and have a really successful database by your own, do you hope to reduce the share of Oracle in the space?

Bill McDermott — SAP — Co-CEO
I think we should all focus on what this is. This is about the customer and moving SAP and Sybase forward to a whole new place, to a whole new sense of innovation and growth. And it’s not about the alternatives that are in the marketplace. In fact, hopefully we’ve made it clear that we’ll continue to support openness and choice with our customers and there are currently vendors such as Oracle and others that we do support in our installed base and that should continue. So this is a growth story. It’s a tremendous opportunity for customers.

Jim Hagemann Snabe — SAP — Co-CEO
And at the end of the day the customer decides.

Martin Ottomeyer — Financial Bank — Analyst
Okay, thanks.

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May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.

Operator
Jonathan Tseng, Merrill Lynch.

Jonathan Tseng — Merrill Lynch — Analyst
Hi, guys. Just interested in clarifying how the go to market works with Sybase and Business Suite. Suddenly it seems like a clear opportunity I guess for newer customers, if you could offer them a combined offering, lower TCO, stop Oracle from getting a foothold in new customers while existing customers. But is this an opportunity you consider especially in emerging markets or is it more you just want things to augment and inject with some new technology, but essentially the database offering is kind of separate? Just your thoughts on those two alternatives.

Bill McDermott — SAP — Co-CEO
Well first of all, we want to create a situation where we partner in the marketplace together but we run Sybase and SAP separately. So we’ll have very clear go to market strategy focused on the growth ambitions of both entities. Clearly Sybase will benefit from SAP’s real-time in-memory technology. Also, our business applications, and obviously our analytic capability. And the same is also true on the SAP side. I think we’ve made it clear that we’ll support Sybase’s database technology and there will be growth opportunities for SAP in that regard as well as analytics. So think of this as separate, but all about innovation and growth for both sides and most importantly for the customer.
I don’t want to leave mobility out of the equation here. As you might have noticed, we spent a lot of time on that earlier but many of our customers, especially the largest ones, are trying to run real-time enterprises and it’s hard to do that when the mobile workers don’t have the information at their fingertips they need to make decisions in real time. So clearly the mobile infrastructure of Sybase will be a force multiplier in the applications and the mobility sales to literally millions on new, uninitiated users in the SAP installed base.

Jonathan Tseng — Merrill Lynch — Analyst
Is it your ambition for Sybase to be the best database out their against IBM and Oracle solution in the long term?

Jim Hagemann Snabe — SAP — Co-CEO
Maybe I can tell my part of that. You have to understand there is not one database market, there’s multiple use cases for data. We see in particular Sybase today very successful in financial services where you have very high volumes. You have very mission critical type applications, mostly homegrown. We believe there is a future database where it all moves into memory because of the size of data plus the speed in which you need this data analyzed. And so there’s a variety of data opportunities, database or data management opportunities in the market, and clearly when we go after markets, we intend to be the best in the markets we go after.

Vishal Sikka — SAP — Executive Board Member
We obviously believe that we can bring dramatic acceleration to our applications with the in-memory technology. And we will do so. And one thing that I would like to add to the remarks that Bill made earlier, one of the things that John referred to is the significant competency that Sybase has in the messaging business, operating more than 1.5 billion messages every day. One of the things that we are very excited about is the competency that Sybase has in operating large scale (inaudible) centers towards doing so as well as many of these mission critical large scale platforms in the financial industry. Therefore we see the combination of mobility, in-memory, and cloud computing as a great synergy to our vision that Jim mentioned earlier of on-premise, on-demand, on-device computing. We expect that the next generation enterprise is one where you have sub second response times on any question that you can think of from any device.

Stefan Gruber — SAP — IR
Thank you. We have time for one final question please.

Final Transcript
May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.

Operator
(Inaudible), Bloomberg, LP.

Unidentified Participant
Good evening, everyone, and congratulations. I have a couple of questions and forgive me if my ignorance shines through. I’m not sure why did you need to buy Sybase to make use of its mobile platform? That’s my first question. I mean could you not just have a partnership with them? My second question is in terms of synergies, if you could quantify what those synergies will be, I mean when we will we see — you said earnings accretive, but when will we see concrete results of this growth potential for the mobile applications? And how big a share of your revenues do you think mobile will make up in say five years? Thanks.

Bill McDermott — SAP — Co-CEO
Maybe I’ll start it off, this is Bill. The first reason for the acquisition is one of strategy. We identified in our strategy an addressable market that would be substantially increased if we had mobility as a serious capability and in-memory technology. In-memory technology is a breakthrough at SAP, it’s a breakthrough innovation, and it can drastically improve Sybase’s innovation with Sybase’s customers, obviously SAP’s innovation with SAP’s customers, and then of course there’s a lot of customers that we don’t have and Sybase doesn’t have that will take advantage of this as well. So this is huge.
The second piece is mobility. Yes we can work together and yes we can go to market, but when you put two great engineering teams sharing crown jewels together and you can connect the shop floor to the corner office and help customers all over the world be real-time enterprises in multiple industries, multiple geographies, and multiple market segments, that’s a lot more than a friendly go to market partnership. We wanted something much more serious and I’m really delighted that we have it.
In terms of the growth and the synergies, you can expect to see them out of the box because this doesn’t depend on cost cutting. This is a positive for both work forces to get energized around solutions and customers and growth. We don’t need to cut costs to make this work. That’s why it’s so magic.

Werner Brandt — SAP — CFO
And Werner here, I hope you understand that at the time of the announcement of the transaction, we are not in a position to provide more details on the revenue synergies. We will do this as soon as we have closed the transaction.

Unidentified Participant
All right. Thank you so much. Have a good evening.

Operator
Thank you. That does conclude the Q&A portion of our call. I’d like to turn the call back to management for any closing remarks.

Stefan Gruber — SAP — IR
Thank you very much. This closes our call today. There will be another call tomorrow morning at 8:00 AM CET which is 2:00 AM Eastern for the European followers. Hopefully you can join us. Otherwise we look forward to seeing you at Sapphire next week. Thank you and good bye.

Final Transcript
May 12, 2010 / 09:30PM GMT, SAP — SAP to Acquire Sybase, Inc.

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